Exhibit 99.1

VinFast Reports Unaudited Second Quarter 2025 Financial Results

Quarterly Revenues reached VND16,609.3 billion (US$663.0 million) Quarterly EV Deliveries were 35,837 units

Singapore, September 4, 2025 – VinFast Auto Ltd. (“VinFast” or the “Company”) (Nasdaq: VFS), a pure-play electric vehicle (“EV”) manufacturer with the mission of making EVs accessible to everyone, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Operating Highlights for the Second Quarter of 2025

	2Q2025	1Q2025	2Q2024
EV Deliveries (1)	35,837	36,330	13,172
E-scooter & E-bike Deliveries	69,580	44,904	13,076

●	EV deliveries were 35,837 in the second quarter of 2025, maintaining a steady delivery rate quarter-over-quarter and representing a 172% increase year-over-year. Cumulatively, in the first half of 2025, the Company delivered 72,167 EVs to customers globally, representing a 223% increase year-over-year.

●	E-scooter and e-bike deliveries were 69,580 in the second quarter of 2025, representing a 55% increase quarter-over-quarter and a 432% increase year-over-year. Cumulatively, in the first half of 2025, the Company delivered 114,484 e-scooters and e-bikes, representing a 447% increase year-over-year.

●	As of June 30, 2025, the Company had 394 EV showrooms globally, comprising both VinFast-owned showrooms and those owned by its dealers.

Financial Highlights for the Second Quarter of 2025

●	Vehicle sales were VND14,984.0 billion (US$598.1 million) in the second quarter of 2025, representing an increase of 94.6% from the second quarter of 2024 and a decrease of 1.5% from the first quarter of 2025.

●	Total revenues were VND16,609.3 billion (US$663.0 million) in the second quarter of 2025, representing an increase of 91.6% from the second quarter of 2024 and an increase of 1.9% from the first quarter of 2025. Total revenues were primarily comprised of revenue from EV sales.

●	Gross loss was VND6,824.9 billion (US$272.4 million) in the second quarter of 2025, representing an increase of 25.5% from the second quarter of 2024 and an increase of 19.0% from the first quarter of 2025.

●	Gross margin was negative 41.1% in the second quarter of 2025, compared to negative 62.7% in the second quarter of 2024 and negative 35.2% in the first quarter of 2025.

●	Loss from operations was VND13,120.1 billion (US$523.7 million) in the second quarter of 2025 representing a decrease of 2.1% from the second quarter of 2024 and an increase of 8.8% from the first quarter of 2025.

●	Net loss was VND20,341.6 billion (US$812.0 million) in the second quarter of 2025, representing an increase of 8.4% from the second quarter of 2024 and an increase of 15.0% from the first quarter of 2025.

[1]	Includes VF 3, VF e34, VF 5, VF 6, VF 7, VF 8, VF 9, e-bus, and Green series models

Key Financial Results for the Second Quarter of 2025

(in VND millions, except for percentages and basis points (“bps”))

	2Q2025	1Q2025	2Q2024	QoQ	YoY
Vehicle Sales	14,983,978	15,215,503	7,698,685	(1.5%)	94.6%
Total Revenues	16,609,309	16,306,376	8,670,238	1.9%	91.6%
Gross Loss	(6,824,890)	(5,736,490)	(5,436,449)	19.0%	25.5%
Gross Margin	(41.1%)	(35.2%)	(62.7%)	(591bps )	2,161 bps
Loss from Operations	(13,120,075)	(12,060,163)	(13,396,437)	8.8%	(2.1%)
Net Loss	(20,341,604)	(17,693,769)	(18,764,327)	15.0%	8.4%

Recent Business Updates

Inauguration of EV plant in Ha Tinh

●	The Ha Tinh plant was inaugurated in June 2025. In its initial phase, the plant has a design capacity of up to 200,000 vehicles per year. It will prioritize the production of compact urban EV models such as the VF 3, Minio Green and EC Van.

●	The presence of VinFast’s Ha Tinh plant is expected to attract auxiliary partners to establish operations in the industrial zone, creating a synchronized supply chain and advancing the goal of increasing localization in EV production over time.

Progress in overseas markets

●	India:

▪	VinFast signed dealer partner agreements for dealerships nationwide. The initial dealerships will be established in key urban and emerging EV markets, each featuring showrooms, service workshops and spare parts availability, offering comprehensive customer experience. The first two showrooms were opened in Piplod, Surat, and Chennai, Tamil Nadu.

▪	VinFast also ramped up its ecosystem expansion through several key strategic partnerships: (1) Global Assure for 24/7 roadside assistance, (2) myTVS for call center support and mobile service, (3) RoadGrid for a pan-India EV charging solution and service network, and (4) BatX Energies for sustainable high-voltage battery recycling and repurposing solutions.

▪	On July 15, VinFast opened reservations for its VF 6 and VF 7 models in India. The vehicles are being assembled at VinFast’s new 400-acre factory in Thoothukudi, Tamil Nadu, which was inaugurated on August 4, 2025. The Thoothukudi plant is equipped with advanced automated production lines and key facilities. The plant will initially focus on the assembly of VF 6 and VF 7 models and has a designed capacity of 50,000 vehicles annually in phase 1. An on-site cluster for auxiliary local suppliers is also planned for future expansion.

●	Indonesia:

▪	Vehicle deliveries contributed approximately 5% of the Company’s total deliveries in the quarter. The VF 7 was launched in July 2025 as the fifth model available in Indonesia, following the VF 3, VF 5, VF e34 and VF 6. The VF 7 has a starting MSRP of IDR499 million (approximately US$30,600) and IDR599 million (approximately US$36,700) for the Eco and Plus trims, respectively. Deliveries are expected to begin within this year.

▪	VinFast continued to strengthen its dealership and service workshop network through new partnerships. Its CKD facility in Subang remains on track for technical start of production (“SOP”) by the end of 2025.

●	The Philippines:

▪	EV sales from VinFast Philippines accounted for approximately 25% of the country’s battery EV market in the first six months of 2025, according to data from the Chamber of Automotive Manufacturers of the Philippines, Incorporated (CAMPI), the Truck Manufacturers Association (TMA), and the Company’s internal data (for VinFast only).

●	North America:

▪	As part of VinFast’s strategic transition from direct-to-consumer to a dealer-led distribution model, VinFast signed its first authorized dealership in California with Sunroad Automotive Group, located in San Diego. The showroom opened on August 19, 2025.

Next-generation platforms

●	VinFast’s first model built on the zonal electrical/electronic architecture platform, the Limo Green, successfully completed SOP and began deliveries in August 2025. The VF 6 and VF 7 are scheduled to be upgraded to this new platform in 2026.

Shareholder funding

●	As previously disclosed, Vingroup announced in late 2024 its intention to provide VinFast with additional borrowings of up to VND35,000.0 billion (US$1.4 billion) during a period from November 12, 2024 to 2026 to support VinFast’s continued growth. As of June 30, 2025, VinFast’s outstanding borrowings from Vingroup under this commitment were VND29,423.3 billion (US$1.2 billion).

●	Pursuant to a grant agreement dated November 12, 2024, VinFast’s Founder and CEO, Mr. Pham Nhat Vuong (“Mr. Pham”) committed to provide up to VND50,000.0 billion (US$2.0 billion) in free grants to VinFast and its subsidiaries. As of June 30, 2025, a total of VND28,000.0 billion (US$1.1 billion) has been disbursed pursuant to the grant agreement.

●	In August 2025, VinFast Trading and Production JSC, a subsidiary of the VinFast, spun off certain assets related to investment costs of completed research and development projects into a new entity, Novatech, which Mr. Pham plans to acquire from the Company for approximately VND39.8 trillion (US$1.6 billion) in cash, representing the fair value of the transferred shares of VND17.25 trillion (approximately US$679 million) based on an independent third party valuation plus an agreed premium. The transaction is expected to close in the second half of 2025.

Related Party Transactions

●	Out of 35,837 EVs delivered in the second quarter of 2025, 22% were to related parties of the Company.

●	Out of 69,580 e-scooters and e-bikes delivered in the second quarter of 2025, 13% were to related parties of the Company.

Management Commentary

Madame Thuy Le, Chairwoman of VinFast, said: “VinFast delivered another strong quarter with robust year-on-year growth, underscoring the continued momentum behind our growth and the global shift to electric mobility, also keeping us on track to at least double our deliveries in 2025. While evolving macro conditions and shifting regulatory landscapes are creating new challenges for the EV industry, our long-term vision to become a global leader in electric mobility remains the same and we are committed to delivering high-quality, accessible EVs that meet the needs of customers around the world. We are maintaining our 2025 delivery guidance, and our go-to-market strategy is being refined to stay agile in the face of evolving macro and regulatory developments.”

Ms. Lan Anh Nguyen, Chief Financial Officer of VinFast, added: “We see tremendous opportunity in our core Asian markets, and stepping up promotions is a necessary investment to build long-term brand awareness. Our path to profitability is driven by scaling volumes while being disciplined on costs — that hasn’t changed. Our business is now at an inflection point where we expect economies of scale to drive greater operating leverage going forward.”

Financial Results for the Second Quarter of 2025

Revenues

●	Total revenues were VND16,609.3 billion (US$663.0 million) in the second quarter of 2025, representing an increase of 91.6% from the second quarter of 2024 and an increase of 1.9% from the first quarter of 2025. Total revenues were primarily comprised of revenue from EV sales.

●	Vehicle sales were VND14,984.0 billion (US$598.1 million) in the second quarter of 2025, representing an increase of 94.6% from the second quarter of 2024 and a decrease of 1.5% from the first quarter of 2025. VinFast maintained its revenue growth from the first quarter of 2025, driven by stable EV sales volumes in the Vietnam market and increasing contributions from new overseas markets.

Cost of Sales and Gross Margin

●	Cost of sales was VND23,434.2 billion (US$935.4 million) in the second quarter of 2025, representing an increase of 66.1% from the second quarter of 2024 and an increase of 6.3% from the first quarter of 2025. The increase compared to the second quarter of 2024 was primarily attributable to an increase in the cost of vehicles sold as the Company delivered more EVs to customers in the second quarter of 2025. The increase compared to the first quarter of 2025 was attributed to higher warranty provision rates, and an increase in cost of vehicles sold for which revenue has been deferred.

●	Gross loss was VND6,824.9 billion (US$272.4 million) in the second quarter of 2025, representing an increase of 25.5% from the second quarter of 2024 and an increase of 19.0% from the first quarter of 2025.

●	Gross margin was negative 41.1% in the second quarter of 2025, compared to negative 62.7% in the second quarter of 2024 and negative 35.2% in the first quarter of 2025. The improvement in gross margin compared to the second quarter of 2024 was attributed to increased sales and improved costs. The decrease in gross margin compared to the first quarter of 2025 was primarily driven by higher warranty provision rates and an increase in the cost of vehicles sold for which revenue has been deferred.

Operating Expenses

●	Research and development (R&D) costs were VND2,335.1 billion (US$93.2 million) in the second quarter of 2025, representing a decrease of 12.3% from the second quarter of 2024 and an increase of 15.9% from the first quarter of 2025. The decrease in R&D costs compared to the second quarter of 2024 was primarily due to a reduction in engineering and development costs, as VinFast had completed the product development work on multiple models in the previous year. The increase in R&D costs compared to the first quarter of 2025 was attributable to R&D costs in relation to its new models, such as the Green series and EC van.

●	Selling, general and administrative expenses were VND3,400.5 billion (US$135.7 million) in the second quarter of 2025, representing a decrease of 11.4% from the second quarter of 2024 and a decrease of 9.3% from the first quarter of 2025. The decrease compared to the second quarter of 2024 was driven by no additional impairment charge being required for battery production lines. The decrease compared to the first quarter of 2025 was due to lower impairment charge for battery leasing activities.

●	Net other operating expenses were VND559.6 billion (US$22.3 million) in the second quarter of 2025, representing a decrease of 61.7% from net operating expenses in the second quarter of 2024 and were relatively flat compared to the first quarter of 2025. The decrease in net expense compared to the second quarter of 2024 was primarily driven by an increase in foreign exchange gain, despite foreign exchange loss recognized in the second quarter of 2024.

Loss from Operations

●	Loss from operations was VND13,120.1 billion (US$523.7 million) in the second quarter of 2025 representing a decrease of 2.1% from the second quarter of 2024 and an increase of 8.8% from the first quarter of 2025, as a result of the foregoing.

Net Loss and Net Loss Per Share

●	Net loss on financial instruments at fair value through profit or loss was VND1,298.5 billion (US$51.8 million) in the second quarter of 2025, representing an increase of 36.4% from the second quarter of 2024 and an increase of 100.6% from the first quarter of 2025. The increase in net loss on financial instruments at fair value through profit or loss was mainly attributable to changes in the fair value of currency interest rate swaps contracts, financial liabilities in respect of dividend preference shares and warrants.

●	Net loss was VND20,341.6 billion (US$812.0 million) in the second quarter of 2025, representing an increase of 8.4% from the second quarter of 2024 and an increase of 15.0% from the first quarter of 2025.

●	Net loss attributable to controlling interest was VND20,316.1 billion (US$811.0 million) in the second quarter of 2025, representing an increase of 8.4% from the second quarter of 2024 and an increase of 15.0% from the first quarter of 2025.

●	Basic and diluted net loss per ordinary share were both VND8,686 (US$0.35) in the second quarter of 2025, compared with VND8,015 (US$0.32) in the second quarter of 2024 and VND7,556 (US$0.30) in the first quarter of 2025.

Balance Sheet

●	Cash and cash equivalents were VND13,772.6 billion (US$549.8 million) as of June 30, 2025.

Business Outlook

●	FY2025 Delivery Target: The Company maintains its target to at least double its global EV deliveries in 2025, and will continue to monitor the evolving macro-economic situation.

●	The Company expects the growth momentum in the e-scooter business to continue in the coming months, driven by favorable government policies to support two-wheeler (2W) electrification in Vietnam and the Company’s ongoing efforts to support such transition.

●	This outlook reflects the Company’s current and preliminary view of the business and existing market conditions, which are subject to change.

VinFast’s target markets are Vietnam, Indonesia, the Philippines, India, North America and Europe, and it is regularly evaluating opportunities to enter new countries and regions in Europe, Asia, the Middle East and Africa. VinFast’s aim is to grow its global footprint in areas where it may identify high potential for EVs. VinFast may establish or enlarge its presence in existing and new markets through different distribution models, with dealerships being the predominant approach in the recent past. To ensure that VinFast continues to have sufficient production capacity to support its current and future operations, it will, from time to time, endeavor to add manufacturing, assembly and distribution capacity across its markets through the expansion of existing infrastructure and new brownfield and greenfield projects. While VinFast remains focused on the mini- through E-segments of the electric SUV market, it is also evaluating the full spectrum of vehicle types for future product development. VinFast continuously monitors its global expansion strategy and has the ability to accelerate, moderate or otherwise deviate from its existing distribution, manufacturing, assembly, marketing and other plans for any market at any time.

VinFast’s funding sources for its capital requirements to implement its growth strategy may include loans, grants, and transactions with its major shareholders and affiliates, the public and private debt and equity capital markets, existing and new third-party loans and borrowings and cash from operations. VinFast is prepared to opportunistically access the debt and equity capital markets, subject to market conditions. VinFast also seeks to capture available tax and other incentives and subsidies to reduce its costs of investment and operations.

Conference Call

The Company’s management will host its second quarter 2025 earnings conference call at 8:00 AM U.S. Eastern Time on September 4, 2025.

Live Webcast: https://edge.media-server.com/mmc/p/gemgfiq2

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Balance Sheets

	As of December 31,	As June 30,	As June 30,
	2024	2025	2025
	VND million	VND million	USD
		(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,306,793	13,772,585	549,759,899
Restricted cash	2,371,038	1,639,530	65,445,074
Trade receivables	5,605,064	2,914,073	116,320,972
Advances to suppliers	8,694,990	11,148,603	445,018,482
Inventories, net	27,907,030	34,976,865	1,396,170,565
Short-term prepayments, other receivables and other assets	11,485,118	15,860,194	633,090,931
Short-term derivative assets	185,787	-	-
Current net investment in sales-type lease	134,713	16,648	664,538
Short-term investments	818,975	2,511,888	100,266,965
Short-term amounts due from related parties	4,272,121	3,207,490	128,033,291

Total current assets	64,781,629	86,047,876	3,434,770,717

NON-CURRENT ASSETS
Trade receivables	615,650	621,390	24,804,008
Property, plant and equipment, net	78,699,515	81,514,505	3,253,812,270
Intangible assets, net	1,164,635	1,028,919	41,071,332
Operating lease right-of-use assets	5,130,225	4,039,141	161,230,281
Finance lease right-of-use assets	-	3,422,114	136,600,431
Long-term prepayments	680,539	371,095	14,812,989
Non-current net investment in sales-type lease	1,024,740	225,874	9,016,206
Investment in equity investees	1,166,102	1,038,825	41,466,749
Other long-term investments	918,040	918,040	36,645,378
Long-term amounts due from related parties	3,630	6,404	255,628
Restricted cash	1,610,439	2,101,803	83,897,613
Other non-current assets	171,352	127,746	5,099,234
Total non-current assets	91,184,867	95,415,856	3,808,712,119

TOTAL ASSETS	155,966,496	181,463,732	7,243,482,836

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Balance Sheets (continued)

	As of December 31,	As June 30,	As June 30,
	2024	2025	2025
	VND million	VND million	USD
		(Unaudited)	(Unaudited)
EQUITY AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	39,124,086	31,247,835	1,247,318,977
Short-term financial liabilities	21,619,612	23,499,638	938,034,408
Trade payables	20,791,192	22,043,372	879,904,678
Deposits and down-payment from customers	3,565,463	1,927,557	76,942,240
Short-term deferred revenue	123,951	91,846	3,666,214
Short-term accruals	11,060,958	11,974,801	477,997,805
Other current liabilities	9,473,783	10,246,490	409,008,862
Current portion of operating lease liabilities	1,498,472	1,323,450	52,828,118
Current portion of finance lease liabilities	-	192,570	7,686,811
Amounts due to related parties	64,251,391	81,894,753	3,268,990,620
Total current liabilities	171,508,908	184,442,312	7,362,378,732

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	22,862,890	43,440,663	1,734,019,759
Long-term financial liabilities	36,326	24,018	958,726
Other non-current liabilities	6,300,113	9,000,499	359,272,673
Non-current operating lease liabilities	4,076,654	3,182,713	127,044,268
Non-current finance lease liabilities	-	3,229,544	128,913,620
Long-term deferred revenue	2,722,698	2,875,884	114,796,583
Deferred tax liabilities	938,643	1,168,012	46,623,503
Long-term accruals	329,267	1,745,857	69,689,326
Amounts due to related parties	42,095,740	32,586,172	1,300,741,338
Total non-current liabilities	79,362,331	97,253,362	3,882,059,796

EQUITY
Ordinary shares (2,338,812,496 and 2,338,812,676 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	9,867,167	9,867,220	393,869,551
Accumulated losses	(267,792,169)	(305,780,046)	(12,205,813,747)
Additional paid-in capital	93,673,976	116,648,995	4,656,274,749
Other comprehensive loss	(460,644)	(727,557)	(29,041,873)
Deficit attributable to equity holders of the parent	(164,711,670)	(179,991,388)	(7,184,711,320)
Non-controlling interests	69,806,927	79,759,446	3,183,755,628
Total deficit	(94,904,743)	(100,231,942)	(4,000,955,692)

TOTAL DEFICIT AND LIABILITIES	155,966,496	181,463,732	7,243,482,836

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Operations

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025	2025	2024	2025	2025
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Sales of vehicles	7,698,685	14,983,978	598,115,041	13,452,915	30,199,481	1,205,471,859
Sales of merchandise	18,433	14,898	594,683	59,988	57,359	2,289,598
Sales of spare parts and components	353,057	1,295,615	51,717,029	641,937	2,075,267	82,838,376
Rendering of services	393,280	28,176	1,124,701	609,023	54,412	2,171,962

Rental income
Revenue from leasing activities	206,783	286,642	11,441,881	432,239	529,166	21,122,705
Revenues	8,670,238	16,609,309	662,993,334	15,196,102	32,915,685	1,313,894,499
Cost of vehicles sold	(13,121,890)	(22,530,392)	(899,345,042)	(22,657,414)	(43,827,942)	(1,749,478,764)
Cost of merchandise sold	(15,252)	(14,296)	(570,653)	(56,538)	(56,057)	(2,237,626)
Cost of spare parts and components sold	(194,334)	(417,248)	(16,655,277)	(381,275)	(726,417)	(28,996,368)
Cost of rendering services	(632,358)	(20,065)	(800,934)	(1,001,670)	(34,894)	(1,392,863)
Cost of leasing activities	(142,853)	(452,198)	(18,050,375)	(364,563)	(831,755)	(33,201,142)
Cost of sales	(14,106,687)	(23,434,199)	(935,422,282)	(24,461,460)	(45,477,065)	(1,815,306,762)

Gross loss	(5,436,449)	(6,824,890)	(272,428,948)	(9,265,358)	(12,561,380)	(501,412,262)

Operating expenses
Research and development costs	(2,662,530)	(2,335,125)	(93,211,121)	(5,255,234)	(4,350,711)	(173,667,212)
Selling and distribution costs	(1,523,054)	(2,127,023)	(84,904,319)	(3,236,184)	(3,700,177)	(147,699,864)
Administrative expenses	(2,313,737)	(1,273,482)	(50,833,546)	(3,657,792)	(3,450,927)	(137,750,559)
Net other operating expenses	(1,460,667)	(559,555)	(22,335,742)	(2,011,108)	(1,117,043)	(44,588,975)

Operating loss	(13,396,437)	(13,120,075)	(523,713,676)	(23,425,676)	(25,180,238)	(1,005,118,873)
Finance income	199,571	56,243	2,245,050	228,020	81,820	3,266,007
Finance costs	(4,514,558)	(5,581,350)	(222,790,596)	(8,679,315)	(10,634,956)	(424,515,248)
Net loss on financial instruments at fair value through profit or loss	(952,119)	(1,298,503)	(51,832,309)	(1,561,949)	(1,945,794)	(77,670,206)
Share of losses from equity investees	(30,468)	(164,243)	(6,556,083)	(31,902)	(127,277)	(5,080,513)

Loss before income tax expense	(18,694,011)	(20,107,928)	(802,647,613)	(33,470,822)	(37,806,445)	(1,509,118,833)
Tax expense	(70,316)	(233,677)	(9,327,678)	(37,372)	(228,929)	(9,138,153)

Net loss for the period	(18,764,327)	(20,341,605)	(811,975,291)	(33,508,194)	(38,035,374)	(1,518,256,985)
Net loss attributable to non-controlling interests	(23,101)	(25,517)	(1,018,561)	(45,686)	(47,497)	(1,895,936)

Net loss attributable to controlling interest	(18,741,226)	(20,316,088)	(810,956,730)	(33,462,508)	(37,987,877)	(1,516,361,049)

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025	2025	2024	2025	2025
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net loss for the period	(18,764,327)	(20,341,605)	(811,975,291)	(33,508,194)	(38,035,374)	(1,518,256,985)

Other comprehensive loss
Other comprehensive loss that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(115,923)	(15,799)	(630,648)	(78,343)	(266,913)	(10,654,359)

Net other comprehensive loss that will be reclassified to profit or loss in subsequent periods	(115,923)	(15,799)	(630,648)	(78,343)	(266,913)	(10,654,359)

Total comprehensive loss for the period, net of tax	(18,880,250)	(20,357,404)	(812,605,940)	(33,586,537)	(38,302,287)	(1,528,911,344)
Net loss attributable to non-controlling interests	(23,101)	(25,517)	(1,018,561)	(45,686)	(47,497)	(1,895,936)
Comprehensive loss attributable to controlling interest	(18,857,149)	(20,331,887)	(811,587,378)	(33,540,851)	(38,254,790)	(1,527,015,408)

Net loss per share attributable to ordinary shareholders	VND	VND	USD	VND	VND	USD
Basic and diluted	(8,015)	(8,686)	(0.35)	(14,312)	(16,242)	(0.65)

Weighted average number of shares used in loss per share computation
Basic and diluted	2,338,286,336	2,338,812,676	2,338,812,676	2,338,072,572	2,338,812,617	2,338,812,617

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	For the six months ended June 30,
	2024	2025	2025
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)

OPERATING ACTIVITIES
Net loss for the period	(33,508,194)	(38,035,374)	(1,518,256,985)
Adjustments:
Depreciation of property, plant and equipment	4,428,794	5,291,041	211,202,339
Amortization of intangible assets	179,358	192,491	7,683,658
Impairment of assets and changes in fair value of held for sale assets	1,446,312	1,193,063	47,623,463
Changes in operating lease right-of-use assets	929,984	356,205	14,218,625
Provision related to compensation expenses, assurance-type warranties, net realizable value of inventories and others	6,085,993	10,337,614	412,646,256
Deferred tax expenses/(income)	(9,809)	229,369	9,155,716
Unrealized foreign exchange losses/(gain)	1,120,560	(793,412)	(31,670,605)
Net loss on financial instruments at fair value through profit or loss	1,561,949	1,945,794	77,670,206
Change in amortized costs of financial instruments measured at amortized cost other than nominal interest	1,427,480	1,373,535	54,827,359
Loss on disposal of fixed assets	175,390	420,807	16,797,342
Share of losses from equity investees	31,902	127,277	5,080,513
Share-based compensation expenses	71,953	(4,065)	(162,262)
Change in working capital:
Trade receivables and advance to suppliers, net investment in sales-type lease	841,435	3,578,208	142,831,231
Inventories	(3,982,884)	(12,252,641)	(489,088,336)
Trade payables, deferred revenue and other payables	(11,134)	213,451	8,520,318
Operating lease liabilities	(743,443)	(438,643)	(17,509,301)
Prepayments, other receivables and other assets	(334,866)	(420,693)	(16,792,791)
Net cash flows used in operating activities	(20,289,220)	(26,685,973)	(1,065,223,256)

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flows (continued)

	For the six months ended June 30,
	2024	2025	2025
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)

INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets	(7,407,648)	(8,943,376)	(356,992,496)
Payment under a business investment and cooperation contract	-	(2,300,000)	(91,809,037)
Proceeds from disposal of property, plant and equipment	14,171	316,650	12,639,709
Disbursement of bank deposit	(4,332,754)	(2,511,888)	(100,266,965)
Collection of bank deposit	-	818,975	32,691,003
Payment for business acquisition	(10,252)	-	-
Proceeds from disposal of equity investment (net of cash held by entity being disposed)	(20,000)	-	-
Receipt from government grant	921,365	151,161	6,033,890

Net cash flows used in investing activities	(10,835,118)	(12,468,478)	(497,703,896)

FINANCING ACTIVITIES
Capital contribution from owners	-	16	639
Deemed contribution from owners	16,994,659	23,000,000	918,090,372
Additional amount paid up to convert warrants to capital	-	54	2,156
Proceeds from borrowings	45,223,504	57,703,356	2,303,343,286
Cash payment under a business cooperation contract	(3,750,000)	-	-
Repayment of borrowings	(28,442,486)	(31,056,414)	(1,239,678,030)

Net cash flows from financing activities	30,025,677	49,647,012	1,981,758,422

Net decrease in cash and cash equivalents and restricted cash	(1,098,661)	10,492,561	418,831,271
Cash, cash equivalents and restricted cash at beginning of the period	4,858,767	7,288,270	290,925,675
Net foreign exchange differences	(78,343)	(266,913)	(10,654,359)

Cash, cash equivalents and restricted cash at end of the period	3,681,763	17,513,918	699,102,587

Supplement disclosures of non-cash activities
Debt conversion to equity	-	10,000,000	399,169,727
Non-cash property, plant and equipment additions	6,731,875	7,344,870	293,184,975
Establishment of right-of-use assets and lease liabilities at commencement dates, lease modification and other non-cash changes	227,287	2,687,236	107,266,326
Supplemental Disclosure
Interest paid, net of capitalized interest	4,316,666	4,598,050	183,540,236

Industry and Market Data

This press release contains market and industry data obtained from third-party sources and industry reports, publications, websites, and other publicly available information, including but not limited to information regarding the Company’s market position and its performance compared to historical performance of other industry players. VinFast has not independently verified such third-party information and makes no representation as to the accuracy of such third-party information. While the Company believes that the market and industry data and related statements presented in this press release are accurate, there can be no assurance as to the accuracy or completeness of such data or statements. The Company does not undertake to update or revise such data or statements. Industry and market data are subject to variations and cannot be verified due to limitations on the availability and reliability of data inputs, the nature of third-party data-gathering processes and other inherent limitations and uncertainties.

Forward Looking Statements

Forward-looking statements contained herein, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding VinFast’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, VinFast’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern VinFast’s expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by VinFast’s and VinFast’s management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk associated with being a growth-stage company in the EV industry; (ii) the unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for EV manufacturers and buyers; (iii) Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries; (iv) the Company’s ability to adequately control the costs associated with its operations; (v) the risks of the Company’s brand, reputation, public credibility, and consumer confidence in its business being harmed by negative publicity; (vi) competition in the automotive industry; (vii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality, and volumes from its suppliers; (viii) the demand for, and consumers’ willingness to adopt, EVs; (ix) the availability and accessibility of EV charging stations or related infrastructure; (x) failure to remediate the Company’s material weaknesses and produce timely and accurate financial statements; (xi) the ability of the Company to achieve profitability, positive cash flows from operating activities, and a net working capital surplus; (xii) the Company’s ability to obtain commercially reasonable capital to support its business growth; (xiii) the risk of future restatements to the Company’s Financial Statements; (xiv) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates; (xv) the Company’s reliance on its affiliates for its EV deliveries; (xvi) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company; and (xvii) other risks discussed in VinFast’s reports filed or furnished to the SEC.

 All forward-looking statements attributable to VinFast’s or people acting on VinFast’s behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date hereof. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement herein does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Exchange Rates

This announcement contains translations of certain Vietnam Dong amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Vietnam Dong to U.S. dollars were made at the rate of VND25,052 to US$1.00, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of June 30, 2025. The Company makes no representation that the Vietnam Dong or U.S. dollars amounts referred could be converted into U.S. dollars or Vietnam Dong, as the case may be, at any particular rate or at all.

VinFast Investor Relations and Media Contacts

For more information, please visit: http://ir.vinfastauto.us.

Investor Relations

ir@vinfastauto.com

About VinFast Auto Ltd.

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer, committed to its mission of creating a green future for everyone. VinFast produces a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.